UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
ton, D.C. 20549

21004528

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JDITED REPORT
M X-17A-5
ART III

SEC FILE NUMBER
8-24767

Mail Processing Section SEC MAY ... 2021 Washington, DC 416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

Charlestown	RI	02813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Scribner — (401) 364-7700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, Suite 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Britney Mazzella
Notary Public State of Rhode Island
Expires 03/09/2025
766608

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Securities, Inc.
Financial Statements and
Supplemental Schedules
March 31, 2021

Cree Alessandri & Strauss

Gramercy Securities, Inc.
Financial Statements and
Supplemental Schedules
March 31, 2021

Gramercy Securities, Inc.

Index

AUDITOR'S REPORT

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholder of
Gramercy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gramercy Securities, Inc as of March 31, 2021, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gramercy Securities, Inc, as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gramercy Securities, Inc's management. Our responsibility is to express an opinion on Gramercy Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gramercy Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Gramercy Securities, Inc's financial statements. The supplemental information is the responsibility of Gramercy Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schedule II – Exemptive Provision under Rule 15C3-3 has been subjected to review procedures.

Cree Alessandri & Strauss

We have served as Gramercy Securities, Inc's auditor since March 31, 2017.

Cree Alessandri & Strauss CPAs LLC
May 11, 2021

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

FINANCIAL INFORMATION

Gramercy Securities, Inc.
Statement of Financial Condition
March 31, 2021

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 38,123	$ --	$ 38,123
Accounts receivable	11,000	7,051	18,051
Prepaid expense	--	30	30
Prepaid corporate taxes	--	800	800
Total current assets	49,123	7,881	57,004
Property and equipment, net	--	--	--
Other assets:			
Deferred tax asset	--	5,125	5,125
Total assets	$ 49,123	$ 13,006	$ 62,129

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accounts payable	$ 11,000	$ --	$ 11,000
Accrued expenses	9,904	--	9,904
Total current liabilities	20,904	--	20,904
Long-term liabilities:			
Paycheck Protection Program loan	--	20,797	20,797
Total liabilities	20,904	20,797	41,701
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400		11,400
Additional paid-in capital	53,014		53,014
Retained earnings (accumulated deficit)	(36,195)	(7,791)	(43,986)
Total stockholder's equity	28,219	(7,791)	20,428
Total liabilities and stockholder's equity	$ 49,123	$ 13,006	$ 62,129

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Income
For the Year Ended March 31, 2021

Revenues:	
Commissions	$ 166,458
Expenses:	
Agent commissions	114,279
Auto expense	1,206
Bank charges	270
Communications	3,121
Dues and subscriptions	323
Insurance and bond	816
Licenses, registrations and regulatory fees	5,688
Office expenses	781
Officer compensation	35,832
Payroll taxes	3,051
Postage and overnight delivery charges	705
Professional fees	13,693
Rent	5,198
Utilities	303
Total expenses	185,266
Loss before taxes	(18,808)
Corporate taxes	1,225
Net loss	$ (20,033)

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2021

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, April 1, 2020	$ 11,400	$ 48,014	$ (23,953)	$ 35,461
Stockholder contribution	--	5,000	--	5,000
Net loss	--	--	(20,033)	(20,033)
Balance, March 31, 2021	$ 11,400	$ 53,014	$ (43,986)	$ 20,428

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2021

Cash flows from operating activities:		
Net loss	$	(20,033)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase (decrease) in cash from changes in assets and liabilities:		
Accounts receivable		(17,091)
Prepaid expense		257
Accounts payable		10,194
Accrued expenses		(78)
Total adjustments		(6,718)
Net cash used in operating activities		(26,751)
Cash flows from financing activities:		
Proceeds from Paycheck Protection Program loan		20,797
Stockholder contribution		5,000
Net cash provided by financing activities		25,797
Net decrease in cash		(954)
Cash, beginning of the year		39,077
Cash, end of the year	$	38,123

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes	$	1,225

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

NOTES

Gramercy Securities, Inc.
Notes to Financial Statements

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are five registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The COVID-19 pandemic has introduced significant additional uncertainty with respect to estimates, judgments, and assumptions, which may materially impact these estimates.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Accounts Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2021. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at March 31, 2021. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

The Company sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Summary of Significant Accounting Policies (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost and are depreciated on the straight-line method at rates based upon reasonable estimates of future lives. Additions, renewals, and betterments of property and equipment are capitalized, while repairs, maintenance, and minor renewals are expensed. The cost of property and equipment retired or sold, together with the related allowance for depreciation is cleared from the books and any differences, less proceeds from sale, are charged or credited to income.

Depreciation of property and equipment is calculated over the estimated useful lives of the assets as follows:

	Years
Furniture and fixtures	5-7
Office equipment	5

For federal income tax purposes, depreciation is computed using accelerated methods.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2021:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ --

4. Paycheck Protection Program Loan

During April 2020 and February 2021, the Company was granted loans in the amount of $10,700 and $10,097, respectively, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The loans, which are in the form of a note issued by the borrower, mature during April 2022 and February 2023, and bear annual interest at a rate of 1%, payable in monthly installments, including accrued interest, commencing August 2021 and June 2022. The loans may be prepaid by the borrower at any time prior to maturity with no prepayment penalties.

Under the terms of the PPP, the loans, or a portion thereof, may be forgiven if the proceeds are used for qualifying expenses as described in the CARES Act (payroll costs, costs used for group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020).

The Company intends on applying for and receiving full forgiveness of both of the PPP loans prior to the loan payment commencement dates. Therefore, no payments or accrued interest will be due currently.

5. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state tax fees totaling $1,225.

At March 31, 2021 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

The components of the deferred tax asset included the following at March 31, 2021:

Deferred:	
Federal, net of valuation allowance of $16,600	$3,100
State	2,025
	$5,125

5. Corporate Taxes (continued)

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	$67,427	March 31, 2034
March 31, 2016	6,247	March 31, 2036
March 31, 2020	179	March 31, 2040
March 31, 2021	20,034	March 31, 2041
	$93,887	

Income tax returns for the year 2017 and prior are no longer subject to examination by tax jurisdictions.

6. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2021, the Company had a net capital of $28,219, which was $23,219 in excess of its required minimum net capital. At March 31, 2021, the Company's percentage of aggregate indebtedness to net capital was 74.08%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 because the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

7. Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business.

8. Subsequent Events

The Company has evaluated subsequent events through May 11, 2021, which is the date the financial statements were available to be issued.

SUPPLEMENTARY

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934
March 31, 2021

Net Capital:		
Stockholder's equity qualified for net capital		$ 20,428
Add:		
Other (deductions) or allowable credits-Paycheck Protection Program loan		20,797
Total capital and allowable subordinated borrowings		41,225
Deduction for non-allowable assets:		
Accounts receivable	7,051	
Prepaid expense	830	
Deferred tax asset	5,125	
		13,006
Net capital before haircuts on securities positions		28,219
Less: haircuts on securities		--
Net capital		28,219
Minimum capital requirement		5,000
Excess net capital		$ 23,219
Aggregate indebtedness:		
Liabilities		$ 20,904
Ratio of aggregate indebtedness to net capital		74.08%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of March 31, 2021.

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

AUDITOR'S REPORT

Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
not claiming an exemption from SEC Rule 15c3-3)

To: Member of
Gramercy Securities, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Gramercy Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Gramercy Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (exemption provisions) and (2) Gramercy Securities, Inc. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Broker selling tax shelters or limited partnerships in primary distributions and in the secondary market; and
b. Private placement of securities, including oil and gas; and
c. Mutual Fund retailer (other than wire order basis

and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2021 without exception. Gramercy Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gramercy Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

We have served as Gramercy Securities, Inc.'s auditor since March 31, 2017.

Cree Alessandri & Strauss CPAs LLC
May 11, 2021

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to certain rules promulgated by the Securities and Exchange Commission.

To the best of my knowledge and belief, the Company states the following:

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Gramercy Securities, Inc.

By: Roderick R. Scribner, President